 Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Evergreen Equity Trust (SEC File Nos. 333-37453); Evergreen Fixed Income Trust (SEC File Nos. 333-37443); Evergreen International Trust (SEC File Nos. 333-42195); Evergreen Money Market Trust (333-42181); Evergreen Municipal Trust (SEC File Nos. 333-36033); Evergreen Select Equity Trust (SEC File Nos. 333-36047); Evergreen Select Fixed Income Trust (333-36019); Evergreen Select Money Market Trust (333-37227); Wells Fargo Funds Trust (SEC File Nos. 333-74295);

Evergreen

INVESTMENTS
THAT STAND
THE TEST OF TIME

SHAREHOLDER QUARTERLY

APRIL 2010 | **FINAL ISSUE**

In this issue:

- The Integration of Our Fund Families Continues
- Vote Your Proxy



MARKET UPDATE
BY JOHN K. LYNCH
EVERGREEN INVESTMENTS
CHIEF MARKET ANALYST

Over the past year, investors in the equity markets participated in a rally that saw the S&P 500 Index increase from 825.88 at the close of January 2009 to 1073.87 by the close of January 2010. While these gains have not been achieved without volatility, we see that periods showing the most weakness—July and October of 2009, and January and February of 2010—barely approached the definition of a correction. Instead, the powerful combination of excess liquidity, solid technical support, and improving fundamentals reined in the despair felt by investors, enabling the market to maintain a pattern of higher-highs and more moderate lows. See Chart 1 on back page.

According to Bloomberg, with more than 75% of the companies represented in the S&P 500 Index having already reported, fourth quarter earnings have beaten estimates by an average of 11%. Moreover, 72% of the companies have exceeded expectations and just 10% missed their projections. Perhaps more noteworthy (or "significant"), in a move we feel is essential to sustaining profits, revenues have risen 7.5%, signaling a change as earnings-per-share gains have largely come from cost-cutting measures during the past few quarters.

All in all, the cyclical recovery appears to be gaining momentum.

Corporate earnings announcements have been accompanied by improved visibility for profit growth over the next several quarters. Consequently, we are raising our 2010 operating EPS projection for the S&P 500 Index by $5.00, from $67.50 to $72.50. Primary drivers of these profits are expected to come from the beneficiaries of global stimulus packages (energy, industrials and materials) along with technology, which should benefit from increased spending on productivity.

(Continued on back page)


VOTE

Vote your proxy.
See page 3 for details.

The Integration of Our Fund Families Continues

Recently, the Boards of Trustees of *Wells Fargo Advantage Funds*® and Evergreen Funds approved a proposed new fund lineup with the goal of streamlining and strengthening product offerings. If approved by shareholders, the proposed changes would result in a diverse product lineup that seeks to bring together the strengths of both organizations to meet the needs of the Funds' investors.

What is the rationale of the proposals for integrating the Wells Fargo Advantage Funds and Evergreen Funds?

The proposals are intended to integrate both fund families—under the *Wells Fargo Advantage Funds* name—with the following objectives in mind:

- Streamlining and strengthening the product line.
- Reducing overall expenses.
- Eliminating overlapping products.
- Leveraging the capabilities of both fund families.

What are the changes that have been proposed?

The initiatives include:

- Reorganizing 27 Evergreen Funds into newly created *Wells Fargo Advantage Funds*. This will have the effect of rebranding the Evergreen Funds as *Wells Fargo Advantage Funds* and adjusting, among other things, their fees, expenses, and investment strategies as necessary, to bring them more closely in line with the *Wells Fargo Advantage Funds*.
- Merging 53 mutual funds from both fund families.

(Continued on the next page)

The Integration of Our Fund Families Continues

(Key initiatives, continued from first page)

- Liquidating four Evergreen Funds and one *Wells Fargo Advantage Fund.*
- Adjusting portfolio management teams, investment objectives and strategies, and names for certain Funds.
- Aligning features of the share classes offered by the two fund families.

Will these changes require shareholder approval?

Yes. Several of these initiatives require shareholder approval, which will be sought in the second quarter of 2010. These include:

- The proposed mergers of the Evergreen Funds and the *Wells Fargo Advantage Funds.*
- The reorganization of the Evergreen Funds as newly created *Wells Fargo Advantage Funds.*

However, the proposed liquidations, share class changes, and name changes for certain Funds do not require shareholder approval.

Will the fund mergers and reorganizations be taxable events for shareholders?

No. The mergers and reorganizations are expected to be tax-free transactions for U.S. income tax purposes.

Fund Family Integration Timeline

This overview shows some of the key events leading to the proposed integration of the Fund families and when they took place or are anticipated to occur.

EVENT	DATE	COMPLETED
Boards of Trustees of both firms approved the proposed new fund lineup for the fund families.	January 2010	✓
Shareholders of impacted funds are mailed a prospectus supplement, explaining the proposed changes.	January & February 2010	✓
Shareholders of impacted funds will receive a proxy package explaining the proposed change and requesting their vote.	Expected to be mailed April 2010	
Shareholder approval will be sought at a special shareholder meeting.	Expected to be held June 2010	
Changes to online access for account balances and transactions.	June 19, 2010	
Pending shareholder approval, the fund families will be fully combined.	Expected to close July 2010	

For more information about the proposed fund lineup, please visit the Integration News Center at www.evergreeninvestments.com and click on the Integration News Center.

VOTE


EXTRA! EXTRA!
READ ALL ABOUT IT!
PROXY VOTES KEY!
Shareholders are the deciders.
No "maybes" about it.
VOTE
Online proxy voting: fast and easy.

Do your part: vote your proxy.

If you haven't already received a proxy package about proposed changes to integrate the mutual fund families of the Evergreen Funds and the *Wells Fargo Advantage Funds*, you will soon.

We're ready to hear from you.
The voting process is simple and takes only a few minutes. There are three ways to vote:

- ☑ **By mail:** Follow the simple instructions enclosed in your proxy package for completing, signing, and mailing your proxy vote.
- ☑ **By phone:** Call the toll-free number listed in your proxy package and speak to a live proxy services representative.
- ☑ **Online:** Refer to your proxy package for your control number, security code, and Web address.

For more information about the fund family integration and the process on how to vote, visit **www.evergreeninvestments.com/vote**.

Please take this important step. Your timely response is appreciated. **Thank you for voting your proxy.**

Coming in June

Look for your *Wells Fargo Advantage Funds* welcome brochure, with pertinent information regarding changes to your account and service telephone numbers.

Coming in July: Your New Shareholder Statement and Newsletter


Investor Advantage

Watch your mailbox for your new *Wells Fargo Advantage Funds* quarterly statement. Included will be the latest issue of the Investor Newsletter, with a market commentary, integration updates, and timely investor education.

For more information about the fund family merger of Evergreen Funds and *Wells Fargo Advantage Funds*, please call Evergreen Shareholder Services at 1.800.343.2898.

Market update

(Continued from first page)

We continue to believe that the consensus projection of approximately $77.50 remains too high for 2010. Economic growth is likely to moderate in the second half of the year as GDP growth transitions its leadership from government spending, inventories and exports to personal consumption and business investment. This moderation, along with the likelihood of less policy accommodation from the Federal Reserve, may result in a reduction in the consensus EPS forecast as the year progresses. Considering what we still expect to be a mild environment for interest rates and inflation, we suspect the market may trade at a P/E multiple of up to 17 times our EPS forecast, leading the S&P 500 Index to be fairly valued in the 1225 range by year end.

It should be noted that this fundamental estimate of fair value (1225) coincides with our upside technical target of 1228, which represents a 62% retracement of the market's losses from its high (1570) in October 2007 to its low (670) in March 2009. Since periods of moderating economic growth are typically associated with increased market volatility, we continue to recommend a fully diversified investment strategy, whereby cash levels may be appropriately adjusted at the extreme ends of our anticipated trading range.


S&P 500
1200
1100
1000
900
800
700
600
2/12/2009
5/12/2009
8/12/2009
11/12/2009
2/12/2010
-7.1%
-5.6%
-8.2%

Source: Bloomberg

Past performance is no guarantee of future results. The S&P Index consists of 500 stocks chosen for market size, liquidity, and industry group representation. It is a market-value-weighted index with each stock's weight in the index proportionate to its market value. You cannot invest directly in an index.

Please remember that the opinions stated in this report are those of John Lynch, Chief Market Analyst for Evergreen Investments, and are not intended to be used as investment advice. ***Past performance is not indicative of future results.***

Carefully consider a fund's investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.evergreeninvestments.com for Evergreen Funds and www.wellsfargo.com/advantagefunds for Wells Fargo Advantage Funds. Read the prospectus carefully before investing.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional Information and Where to Find it: In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission. All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the Commission. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone or email to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the Commission's public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the Commission by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Participants in the Solicitation: The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target's shareholders under the rules of the Commission will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the Commission in February 2010.

We're ready to hear from your clients.


VOTE

Help ensure a timely response to the integration of the Evergreen Funds and *Wells Fargo Advantage Funds®*.

Encourage your clients to vote their proxies.

Help us get out the vote.

Soon your clients will be receiving proxy materials relating to the proposed integration of the Evergreen Funds and the *Wells Fargo Advantage Funds.*

Remind them that:

- ☑ Simple instructions for returning their proxy are enclosed in their proxy package.
- ☑ The voting process takes only a few minutes.
- ☑ A prompt response to the proxy will help to ensure the timely integration of the fund families.

If you're authorized to vote on behalf of your clients, you can do so after your clients receive their proxies in early April.

Encourage your clients to return their proxy votes.

For more information about how your clients can vote by phone, mail, or Web, please call 1-888-877-9275 or visit either evergreeninvestments.com/vote or wellsfargoadvantagefunds.com/vote.

WELLS FARGO ADVANTAGE FUNDS

Evergreen Investments™

P.O. Box 8266, Boston, MA 02266

PRESORT STD
U.S. POSTAGE
PAID
WELLS FARGO



WELLS FARGO ADVANTAGE FUNDS

Investor Advantage

HELPING INVESTORS STAY INFORMED | *APRIL 2010*

Market commentary

Over the past year, investors in the equity markets participated in a rally that saw the S&P 500 Index increase from 735 at the end of February 2009 to 1,104 by the close of February 2010. While these gains have not been achieved without volatility, we see that periods showing the most weakness—July and October of 2009, and January and February of 2010—barely approached the definition of a correction. Instead, the powerful combination of excess liquidity, solid technical support, and improving fundamentals reined in the despair felt by investors, enabling the market to maintain a pattern of higher-highs and more moderate lows.

History suggests that cyclical recoveries can be uneven.

According to Standard & Poor's, most companies in the S&P 500 had fourth-quarter earnings beating estimates by a significant margin. Moreover, most companies had increasing revenues. We feel this is a noteworthy (or "significant") move, essential to sustaining profits.

We believe the U.S. economy swung from recession to recovery in the second half of 2009. U.S. Gross Domestic Product (GDP) grew at an annualized rate of 5.9% in the fourth quarter of 2009. Nonetheless, we are still seeing high unemployment, a slumping housing market, and high consumer debt.

Historically, economic recoveries have been led by housing, but this one is different. And we think that's a long-term positive for the economy since the housing market is still struggling. It is better to have growth come from investment in productive assets—like business equipment, software, and hardware—than housing. In our opinion, sales that deplete existing inventory may be a leading indicator of a sustainable recovery in the year ahead.

Is a Fed rate hike in store?

We believe the environment for inflation and interest rates will largely remain favorable for equity investors over the next year. Given market expectations of economic growth of approximately 4% in the first half of the year, we believe the Federal Reserve will be hard-pressed to keep interest rates at zero. During the early stages of rate increases, cyclical sectors such as energy, materials, industrials, and consumer discretionary have historically led the market higher.

Conversely, with more than 10% of the population unemployed, we do not envision a scenario where the federal funds rate will return to the historically average level of approximately 4% anytime soon.

Outlook for 2010

With the Fed planning to move out of mortgage-backed securities, and with Greece and other countries coming to the forefront with their fiscal problems, we believe it's possible for international interest rates to experience increased volatility. Consequently, we could see a rise in mortgage rates in the United States and a flight to safety toward the U.S. dollar. The fourth quarter increase in GDP is a good sign that the U.S. economy is continuing down the path of a slow recovery. Since previous periods of growth have often had increased market volatility, we encourage investors to maintain fully diversified, actively managed portfolios with appropriate levels of cash and liquidity. ■

THE U.S. EQUITY MARKET



S&P 500 Index
1,200
1,100
1,000
900
800
700
600
1-09
2-09
3-09
4-09
5-09
6-09
7-09
8-09
9-09
10-09
11-09
12-09
1-10
2-10

Source: FactSet Company Explorer, as of March 3, 2010.

Past performance is no guarantee of future results. The S&P 500 Index consists of 500 stocks chosen for market size, liquidity, and industry group representation. It is a market-value-weighted index with each stock's weight in the index proportionate to its market value. You cannot invest directly in an index.

The integration of our fund families continues

*Recently, the Boards of Trustees of **Wells Fargo Advantage Funds**® and **Evergreen Funds** approved a proposed new fund lineup, with the goal of streamlining and strengthening product offerings. If approved by shareholders, the proposed changes would result in a diverse product lineup that seeks to bring together the strengths of both organizations to meet the needs of the Funds' investors.*

What is the rationale of the proposals for integrating the Wells Fargo Advantage Funds and Evergreen Funds?

The proposals are intended to integrate both fund families—under the *Wells Fargo Advantage Funds* name—with the following objectives in mind:

- Streamlining and strengthening the product line.
- Reducing overall expenses.
- Eliminating overlapping products.
- Leveraging the capabilities of both fund families.

What are the changes that have or are proposed to take place?

The initiatives include:

- Reorganizing 27 Evergreen Funds into newly created *Wells Fargo Advantage Funds*. This will have the effect of rebranding the Evergreen Funds as *Wells Fargo Advantage Funds* and adjusting, among other things, their fees, expenses, and investment strategies as necessary, to bring them more closely in line with the *Wells Fargo Advantage Funds*.
- Merging 53 mutual funds from both fund families.
- Liquidating four Evergreen Funds and one Wells Fargo Advantage Fund.
- Adjusting portfolio management teams, investment objectives and strategies, and names for certain Funds.
- Aligning features of the share classes offered by the two fund families.

Do these changes require shareholder approval?

Several of these initiatives require shareholder approval, which will be sought in the second quarter of 2010. These include:

- The proposed mergers of the Evergreen Funds and the *Wells Fargo Advantage Funds*.
- The reorganization of the Evergreen Funds as newly created *Wells Fargo Advantage Funds*.

However, the proposed liquidations, share class changes, and name changes for certain Funds do not require shareholder approval.

Will the fund mergers and reorganizations be taxable events for shareholders?

No. The mergers and reorganizations are expected to be tax-free transactions for U.S. income tax purposes. ■

*For more information about the proposed fund lineup changes, please visit the **Integration News Center** at **www.wellsfargo.com/advantagefunds** and click on the **Interactive Merger Conversion Tool**.*

Fund Family Integration Timeline

This overview shows some of the the key events leading to the proposed integration of the fund families and when they took place or are anticipated to occur.

Event	Date	Completed
Boards of Trustees of both firms approved the proposed new fund lineup for the fund families.	January 2010	✓
Shareholders whose funds are incurring changes requiring approval are mailed a prospectus supplement, explaining the proposed changes.	January & February 2010	✓
Shareholders of impacted funds will receive a proxy package explaining the proposed change and requesting their vote.	Expected to be mailed April 2010	
Shareholder approval will be sought at a special shareholder meeting.	Expected to be held June 2010	
Pending shareholder approval, the fund families will be fully combined.	Expected to close July 2010	

Staying on track: The importance of equities in a diversified portfolio

If you've been nervous about market volatility over the past year, you're not alone. Yet one of the most common mistakes you can make is selling your stock holdings when prices decline. By keeping your cash on the sidelines, you may miss out on some of the key benefits of holding equities. Now may be a good time to review your portfolio to make sure it's well diversified among asset classes—including equities—to maximize your potential to capture market upswings while managing the effects of downswings.

Five reasons to keep equities in your portfolio:

1. **Increase your chances of reaching your long-term objectives.** While stocks may carry a higher degree of risk than cash or bonds, they may also offer higher return potential for longer-term goals such as college and retirement. In fact, stocks historically have had higher return potential than many other investments. And though they also have had wider and more frequent price variations, the longer your investment horizon, the more these fluctuations will tend to smooth out.

2. **Stay diversified.** Equity exposure can give you access to thousands of companies, both at home and abroad. Small and mid size companies hold greater risk for investors, but they can be more innovative and so may carry greater growth potential. Larger companies tend to grow less quickly but generally offer more stability. International equities also encompass these market capitalizations, along with their varying levels of risk. With these distinctions in mind, tailor your equity allocation to your risk tolerance and goals.

3. **Lessen the impact of inflation on your portfolio.** Inflation can make a significant impact on your retirement lifestyle. An allocation to potentially higher-returning equities may be a suitable choice to help you reach long-term goals that seem affordable today but may cost much more when you need to pay for them. If you're nearing or in retirement, an allocation to equities may help you preserve your hard-earned principal over the course of your retirement years.

4. **Your equity exposure can be adjusted based on your risk tolerance and timeframe.** Over time, your portfolio is likely to undergo changes as markets go up and down, and it may no longer reflect the asset allocation strategy you originally set. Your circumstances may also change your risk tolerance and time horizon. Rebalance your portfolio to keep your equity allocation aligned with any changes in your circumstances, long-term goals, or investment timeframe.

5. **Sticking with your strategy will help you avoid selling in a market downturn.** Although headlines can be daunting, investors who sell their stocks in a downturn and buy again after markets rebound set themselves up for poor return potential. Those who develop a sound strategy and stay with it through market corrections will generally fare better over time. ■

STAYING THE COURSE

This chart covers the S&P 500 Index for the 50-year period from January 1959 through December 2009, and shows how stock returns would have been affected by missing some of the best trading months. Notice the substantial difference that staying invested through up and down markets may have on a portfolio.



Fully Invested in All Months
9.46%
Minus 10 Best Months
6.97%
Minus 20 Best Months
5.14%
Minus 30 Best Months
3.57%
Minus 40 Best Months
2.16%
Minus 50 Best Months
0.93%
0%
2%
4%
6%
8%
10%

Past performance is no guarantee of future results. This chart is for illustration only and does not predict or guarantee the performance of any Wells Fargo Advantage Fund. The S&P 500 Index consists of 500 stocks chosen for market size, liquidity, and industry group representation. It is a market-value weighted index with each stock's weight in the index proportionate to its market value. You cannot invest directly in an index.

Source: Standard & Poor's.

For more information about diversifying through equities, visit our Web site at ***www.wellsfargo.com/advantagefunds, Keyword: Equities.***

Asset allocation and diversification do not assure or guarantee better performance and cannot eliminate the risk of investment losses.

Fund Performance

Wells Fargo Advantage Funds offers a full range of Funds that can help you reach your financial goals at every stage.

	AVERAGE ANNUAL TOTAL RETURNS *AFTER* EXPENSES (as of 12-31-09)						
FUND NAME	Ticker	1 Year	3 Year	5 Year	10 Year	Since Inception	Inception Date
Large Cap Funds							
C&B Large Cap Value	CBEQX	27.46%	-7.23%	-0.54%	5.19%	9.18%	5-15-90
Capital Growth	SLGIX	34.53%	-4.77%	-0.28%	1.14%	5.77%	11-3-97
Growth	SGROX	47.33%	3.79%	5.59%	-1.55%	9.82%	12-31-93
Index	WFVEX	26.23%	-6.09%	-0.06%	-1.34%	8.17%	1-31-87
Large Cap Growth	STRFX	36.47%	-0.46%	2.02%	-4.58%	9.89%	12-30-81
Large Company Core	SGRIX	38.93%	-4.82%	-0.47%	-2.94%	5.94%	12-29-95
Large Company Growth	WFLZX	44.99%	-1.95%	0.21%	-3.45%	9.47%	12-31-82
Large Company Value	SDVIX	21.22%	-6.23%	1.12%	3.13%	7.25%	7-1-93
U.S. Value	SEQIX	22.53%	-8.09%	-1.25%	0.07%	6.42%	12-29-95
Small/Mid Cap Funds							
C&B Mid Cap Value	CBMDX	28.78%	-8.02%	0.76%	9.85%	8.28%	2-18-98
Common Stock	STCSX	41.28%	0.36%	5.48%	4.56%	12.75%	12-29-89
Discovery†	STDIX	38.33%	-1.66%	2.88%	5.79%	10.43%	12-31-87
Emerging Growth	WFGTX	32.36%	–	–	–	-4.81%	1-31-07
Enterprise†	SENTX	39.98%	-4.08%	1.40%	-4.04%	9.62%	9-30-98
Mid Cap Disciplined	SMCDX	31.87%	-4.28%	2.28%	8.80%	10.97%	12-31-98
Mid Cap Growth	WFMZX	54.01%	0.17%	3.81%	2.27%	7.85%	12-30-94
Opportunity†	SOPFX	47.16%	-2.71%	1.99%	3.02%	12.33%	12-31-85
Small Cap Disciplined	SCOVX	25.39%	-7.79%	-1.60%	–	7.38%	3-28-02
Small Cap Growth[1]	WFSZX	50.54%	0.80%	5.78%	0.17%	9.77%	7-13-90
Small Cap Value	SSMVX	51.90%	1.12%	6.08%	12.88%	13.48%	12-31-97
Small/Mid Cap Value	SMMVX	60.84%	-3.73%	2.77%	–	6.61%	3-28-02
International/Specialty Funds							
Asia Pacific	SASPX	40.76%	-3.92%	6.84%	3.18%	3.87%	12-31-93
Diversified International[2]	WIEVX	27.70%	-8.11%	1.55%	-2.30%	2.16%	9-24-97
Specialized Technology	WFTZX	58.23%	3.79%	5.06%	–	-4.70%	9-18-00

Figures quoted represent past performance, which is no guarantee of future results. *Investment return, principal value, and yield of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. A money market fund's yield figures more closely reflect the current earnings of the Fund than the total return figures. Current performance may be lower or higher than the performance data quoted. Current month-end performance is available at the Funds' Web site, www.wellsfargo.com/advantagefunds. Investor Class shares are sold without a front-end sales charge or contingent deferred sales charge.*

Please keep in mind that high double-digit returns were primarily achieved during favorable market conditions. You should not expect that such favorable returns can be consistently achieved. A Fund's performance, especially for very short time periods, should not be the sole factor in making your investment decision.

†In this Fund listing, the *Wells Fargo Advantage Discovery Fund℠, Wells Fargo Advantage Enterprise Fund℠, Wells Fargo Advantage Opportunity Fund℠, Wells Fargo Advantage Dow Jones Target 2050 Fund℠, Wells Fargo Advantage Dow Jones Target 2045 Fund℠, Wells Fargo Advantage Dow Jones Target 2040 Fund℠, Wells Fargo Advantage Dow Jones Target 2035 Fund℠, Wells Fargo Advantage Dow Jones Target 2030 Fund℠, Wells Fargo Advantage Dow Jones Target 2025 Fund℠, Wells Fargo Advantage Dow Jones Target 2020 Fund℠, Wells Fargo Advantage Dow Jones Target 2015 Fund℠, Wells Fargo Advantage Dow Jones Target 2010 Fund℠*, and *Wells Fargo Advantage Dow Jones Target Today Fund℠* are referred to as Discovery, Enterprise, Opportunity, Target 2050, Target 2045, Target 2040, Target 2035, Target 2030, Target 2025, Target 2020, Target 2015, Target 2010, and Target Today, respectively.

1. Indicates Investor Class Funds (formerly Class Z Funds) that are closed to new accounts, though the Fund may continue to offer its shares to limited groups as described in the prospectus. **2.** Prior to March 1, 2010, this Fund was named the Wells Fargo Advantage International Equity Fund. **3.** The U.S. government guarantee applies to certain of the underlying securities and not to shares of the Fund. **4.** A portion of the Fund's income may be subject to federal, state, and/or local income taxes or the alternative minimum tax (AMT). Any capital gains distributions may be taxable. **5.** The adviser has committed to certain fee waivers and/or expense reimbursements. Without these reductions, the Money Market Fund's seven-day current yield would have been -0.55% and the Municipal Money Market Fund's seven-day current yield would have been -0.60%. These reductions may be discontinued.

Net and gross expense ratios are 1.25% and 1.57% for the C&B Mid Cap Value Fund, 1.29% and 1.49% for the Common Stock Fund, 1.38% and 1.54% for the Discovery Fund, 1.45% and 1.55% for the Enterprise Fund, 1.31% and 1.49% for the Mid Cap Disciplined Fund, 1.45% and 1.64% for the Mid Cap Growth Fund, 1.35% and 1.48% for the Opportunity Fund, 1.49% and 1.68% for the Small Cap Disciplined Fund, 1.49% and 1.63% for the Small Cap Growth Fund, 1.36% and 1.57% for the Small Cap Value Fund, 1.49% and 1.68% for the Small/Mid Cap Value Fund, and 1.85% and 1.97% for the Specialized Technology Fund. The adviser has committed, through February 28, 2011, to waive fees and/or reimburse expenses to maintain these net expense ratios.

FUND NAME	Ticker	AVERAGE ANNUAL TOTAL RETURNS *AFTER* EXPENSES (as of 12-31-09) 1 Year	3 Year	5 Year	10 Year	Since Inception	Inception Date
Wells Fargo Advantage Dow Jones Target Date Funds							
Target 2050†	WFQGX	32.81%	–	–	–	-6.74%	6-29-07
Target 2045†	WFQSX	32.66%	–	–	–	-6.60%	6-29-07
Target 2040†	WFFTX	32.53%	-3.08%	2.15%	-0.10%	7.06%	3-1-94
Target 2035†	WFQTX	30.50%	–	–	–	-6.22%	6-29-07
Target 2030†	WFETX	27.47%	-2.08%	2.28%	0.77%	6.79%	3-1-94
Target 2025†	WFGYX	23.56%	–	–	–	-3.79%	6-29-07
Target 2020†	WFDTX	19.19%	-0.11%	2.96%	1.60%	6.56%	3-1-94
Target 2015†	WFQEX	15.73%	–	–	–	-0.23%	6-29-07
Target 2010†	WFCTX	12.47%	2.25%	3.44%	2.91%	6.27%	3-1-94
Target Today†	WFBTX	9.25%	3.75%	3.84%	4.02%	5.38%	3-1-94
Income Funds							
Government Securities[3]	STVSX	3.55%	6.01%	4.74%	5.99%	7.17%	10-29-86
High Income	STHYX	33.14%	3.97%	4.93%	4.19%	6.67%	12-28-95
Income Plus	WIPNX	11.82%	6.71%	5.35%	5.95%	5.16%	7-13-98
Short-Term Bond	SSTBX	9.45%	4.38%	3.89%	3.76%	5.70%	8-31-87
Short-Term High Yield Bond	STHBX	15.28%	3.88%	4.11%	3.87%	4.80%	6-30-97
Total Return Bond	WTRZX	11.07%	6.52%	5.03%	6.34%	6.15%	6-30-97
Ultra Short-Term Income	STADX	8.61%	1.47%	2.52%	2.86%	5.04%	11-25-88
Municipal Income Funds[4]							
Intermediate Tax/AMT-Free	SIMBX	15.25%	3.97%	3.91%	–	5.20%	7-31-01
Municipal Bond	SXFIX	24.40%	3.93%	4.51%	5.39%	5.56%	10-23-86
Short-Term Municipal Bond	STSMX	10.43%	4.22%	3.79%	4.15%	4.30%	12-31-91
Ultra Short-Term Municipal Income	SMUAX	5.53%	4.08%	3.54%	3.04%	3.47%	11-30-95
Wisconsin Tax-Free	SWFRX	10.64%	3.92%	3.94%	–	5.09%	4-6-01

FUND NAME	7-DAY CURRENT YIELD (as of 2-22-10[5])	AVERAGE ANNUAL TOTAL RETURNS *AFTER* EXPENSES (as of 12-31-09) 1 Year	3 Year	5 Year	10 Year	Since Inception	Inception Date
Money Market Funds							
Money Market WMMXX	0.01%	0.17%	2.42%	2.87%	2.59%	3.34%	7-1-92
Municipal Money Market[4] SXFXX	0.01%	0.14%	1.71%	1.99%	2.01%	3.23%	10-23-86

Net and gross expense ratios are 1.35% and 1.43% for the Capital Growth Fund, 1.40% and 1.46% for the Growth Fund, 1.19% and 1.46% for the Large Cap Growth Fund, 1.28% and 1.53% for the Large Company Core Fund, 1.35% and 1.63% for the Large Company Value Fund, and 1.32% and 1.58% for the U.S. Value Fund. The adviser has committed, through November 30, 2010, to waive fees and/or reimburse expenses to maintain these net expense ratios.

Net and gross expense ratios are 1.49% and 7.28% for the Emerging Growth Fund, 1.20% and 1.49% for the C&B Large Cap Value Fund, 0.45% and 0.83% for the Index Fund, 1.27% and 1.42% for the Large Company Growth Fund, 1.65% and 2.15% for the Asia Pacific Fund , and 1.46% and 1.87% for theDiversified International Fund. The adviser has committed, through January 31, 2011, to waive fees and/or reimburse expenses to maintain these net expense ratios.

Net and gross expense ratios are 0.93% and 1.73% for the Target 2050 Fund, 0.93% and 2.58% for the Target 2045 Fund, 0.93% and 1.41% for the Target 2040 Fund, 0.93% and 1.82% for the Target 2035 Fund, 0.92% and 1.39% for the Target 2030 Fund, 0.91% and 1.60% for the Target 2025 Fund, 0.91% and 1.35% for the Target 2020 Fund, 0.90% and 1.60% for the Target 2015 Fund, 0.89% and 1.36% for the Target 2010 Fund, and 0.86% and 1.36% for the Target Today Fund. The adviser has committed, through June 30, 2010, to waive fees and/or reimburse expenses to maintain these net expense ratios.

Net and gross expense ratios are 0.95% and 0.97% for the Government Securities Fund, 0.95% and 1.12% for the High Income Fund, 0.94% and 1.11% for the Income Plus Fund, 0.85% and 1.02% for the Short-Term Bond Fund, 0.86% and 1.19% for the Short-Term High Yield Bond Fund, 0.90% and 0.93% for the Total Return Bond Fund, and 0.75% and 1.01% for the Ultra Short-Term Income Fund. The adviser has committed, through September 30, 2010, to waive fees and/or reimburse expenses to maintain these net expense ratios.

Net and gross expense ratios are 0.75% and 0.96% for the Intermediate Tax/AMT-Free Fund, 0.80% and 0.94% for the Municipal Bond Fund, 0.66% and 0.92% for the Short-Term Municipal Bond Fund, 0.72% and 0.91% for the Ultra Short-Term Municipal Income Fund, and 0.75% and 1.05% for the Wisconsin Tax-Free Fund. The adviser has committed, through October 31, 2010, to waive fees and/or reimburse expenses to maintain these net expense ratios.

WELLS FARGO | ADVANTAGE FUNDS

Wells Fargo Advantage Funds®
P.O. Box 8266
Boston, MA 02266-8266

1-800-233-6370

www.wellsfargo.com/
advantagefunds

An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Wells Fargo Advantage Money Market Funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a money market fund.

Stock fund values fluctuate in response to the activities of individual companies and general market and economic conditions. Bond fund values fluctuate in response to the financial condition of individual issuers, general market and economic conditions, and changes in interest rates. In general, when interest rates rise, bond fund values fall and investors may lose principal value. Some funds, including nondiversified funds and funds investing in foreign investments, high-yield bonds, small and mid cap stocks, and/or more volatile segments of the economy, entail additional risk and may not be appropriate for all investors. Consult a Fund's prospectus for additional information on these and other risks.

"Dow Jones" and "Dow Jones Target Date Indexes" are service marks of Dow Jones & Company, Inc., and have been licensed for use for certain purposes by Global Index Advisors, Inc., and Wells Fargo Funds Management, LLC. The Dow Jones Target Date Indexes are based in part on the Barclays Capital Bond Indexes, which are published by Barclays Capital Inc. The *Wells Fargo Advantage Dow Jones Target Date Funds*, based on the Dow Jones Target Date Indexes, are not sponsored, endorsed, sold, or promoted by Dow Jones or Barclays Capital, and neither Dow Jones nor Barclays Capital makes any representation regarding the advisability of investing in such product(s) and/or about the quality, accuracy, and/or completeness of the Dow Jones Target Date Indexes or the Barclays Capital Bond Indexes. IN NO EVENT SHALL DOW JONES, BARCLAYS CAPITAL, OR ANY OF THEIR LICENSORS HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Performance for certain *Wells Fargo Advantage Funds* (each a "Fund") reflects a predecessor fund's performance and may be adjusted to reflect the Fund's sales charges and/or expenses. Predecessor fund performance may include performance of an unregistered collective investment fund that was not subject to the same requirements and restrictions as the Fund. Predecessor fund information can be found in each Fund's prospectus.

Carefully consider a fund's investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.evergreeninvestments.com for ***Evergreen Funds*** *and www.wellsfargo.com/advantagefunds for* ***Wells Fargo Advantage Funds.*** *Read the prospectus and program description carefully before investing.*

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional Information and Where to Find it: In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission. All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the Commission. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the Commission at the Commission's Web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone or email to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the Commission. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the Commission's public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the Commission by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Participants in the Solicitation: The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target's shareholders under the rules of the Commission will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the Commission in February 2010.

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company's broker/dealer subsidiaries. Evergreen mutual funds are distributed by Wells Fargo Fund Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. Evergreen Investments℠ is a service mark of Evergreen Investment Management Company, LLC.

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for *Wells Fargo Advantage Funds*. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 120634 04-10

NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE